UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52849

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliant Equity Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21600 Oxnard St., Suite 1200
(No. and Street)

Woodland Hills	CA	91367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Pershaun Revnolds 310-293-3148
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

515 S. Flower Street, 41st Floor	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Stacie Nekus__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Alliant Equity Investments, LLC__ , as
of __December 31__ , 20__16__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



Signat ___ ___

President

Title



Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KATHLEEN G. BAUER
Commission # 2090598
Notary Public - California
Los Angeles County
My Comm. Expires Dec 17, 2018

Alliant Equity Investments, LLC

Statement of Financial Condition
December 31, 2016

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
Alliant Equity Investments, LLC
Woodland Hills, California

We have audited the accompanying statement of financial condition of Alliant Equity Investments, LLC (the Company) as of December 31, 2016, and the related notes to statement of financial condition. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

Los Angeles, California
February 28, 2017

AUDIT | TAX | CONSULTING

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

Alliant Equity Investments, LLC

Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	447,306
Money market mutual fund		1,000,078
Total assets	$	1,447,384
Liabilities and Member's Equity		
Liabilities		
Broker fees payable	$	525,001
Due to Member		628,123
Accounts payable and accrued expenses		54,862
		1,207,986
Member's equity		239,398
Total liabilities and member's equity	$	1,447,384

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Organization and nature of business: Alliant Equity Investments, LLC (the Company) is a California limited liability company and a wholly-owned subsidiary of Alliant Asset Management Company, LLC (the Member), which is an affiliate of certain limited partners of Alliant Capital, Ltd. (Alliant). The Company is registered as a broker-dealer with the Securities and Exchange Commission (the SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company sells private placements, mainly limited partnership interests in tax credit funds sponsored by Alliant. The Company primarily markets its products to large corporations and institutional investors.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (The Customer Protection Rule), based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain a Special Account for the Exclusive Benefit of Customers.

A summary of the Company's significant accounting policies follows:

The Company follows generally accepted accounting principles (GAAP) as established by the Financial Accounting Standards Board (FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments: Investments are recorded on trade date and reflected at fair value as described in Note 2.

Revenue recognition: Private placement fees and related direct expenses, such as broker fees, are recognized at the time the private placement is substantially completed and the income and direct expenses are reasonably determinable.

Income taxes: Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Member, which is a flow-through entity. Accordingly, no provision or benefit for federal income taxes has been made as the Company's taxable income or loss is included in the tax return of the Member.

FASB guidance requires the evaluation of tax positions taken as expected to be in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2016.

The Company is generally no longer subject to U.S. federal or state tax examinations for tax years before 2013.

Recent accounting pronouncements: The Company is currently evaluating the adoption of ASU 2014-09, Revenue from Contracts with Customers (Topic 606) which requires an entity to recognize revenue in a manner that depicts the transfer of goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company does not expect any significant impact, if any, from the adoption of this pronouncement.

Note 2.   Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company's investment in the money market mutual fund is considered Level 1, measured at fair value on a recurring basis based on published net asset value per share on the date of valuation.

The Company assesses the levels of investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in the circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. During the year ended December 31, 2016, no such transfers have occurred.

Note 3.   Related-Party Transactions

The Company has entered into an agreement with the Member whereby compensation and certain other expenses of the Company are paid by the Member and reimbursed by the Company. Due to Member of $628,123 at December 31, 2016 represents the amount due under this arrangement. Alliant has not made any payments to the Company during 2016.

Note 4.   Concentration of Credit Risk

The Company maintains its cash at one bank in amounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 5.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 6.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c31), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $219,396, which was $138,864 in excess of its required net capital of $80,532. The Company's net capital ratio was 5.51 to 1.

Note 7.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued and notes that the Member resolved to forgive $300,000 of debt due from the Company on January 31, 2017.



Report of Independent Registered Public Accounting Firm

To the Member
Alliant Equity Investments, LLC
Woodland Hills, California

We have reviewed management's statements, included in the accompanying Alliant Equity Investments, LLC Exemption Report, in which (a) Alliant Equity Investments, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Alliant Equity Investments, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(i), (the exemption provisions) and (b) Alliant Equity Investments, LLC stated that Alliant Equity Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Alliant Equity Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alliant Equity Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

/s/ RSM US LLP

Los Angeles, California
February 28, 2017

ALLIANT EQUITY INVESTMENTS, LLC

21600 Oxnard Street, #1200
Woodland Hills, CA 91367
(818) 668-6800

Alliant Equity Investments, LLC Exemption Report

Alliant Equity Investments, LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions. To the best of its knowledge and belief, the Company states the following:

We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(i), (the "exemption provisions") and (2) we met the identified exemption provisions for the period from January 1, 2016 to December 31, 2016 without exception.

Alliant Equity Investments, LLC

I, Pershaun Reynolds, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____
Title: FINOP _____
2/1/17